N E W S   R E L E A S E

TALISMAN ENERGY DRILLS TWO SUCCESSFUL

GAS WELLS IN APPALACHIA

CALGARY, Alberta – September 2, 2003 – Fortuna Energy Inc., a subsidiary of Talisman Energy Inc., has drilled two successful Black River gas wells, the first two Fortuna operated wells on its recently acquired New York properties.

“These results are encouraging and we are still early on the learning curve. Given the prime location, close to gas markets, these wells have healthy economics at rates below half a million cubic feet per day,” said Dr. Jim Buckee President and Chief Executive Officer.

The first well, Fortuna Ganung Hz, tested a non-producing structure in Schuyler County, New York.  Despite some operational problems, the well still tested at rates up to 2.4 mmcf/d.  Plans are currently underway to tie the well into a local gathering system.

The second well, Fortuna Konstantinedes Hz, was drilled in Chemung County, New York.  After completion, the well flowed at rates up to 10.4 mmcf/d and is currently shut-in for a pressure buildup test.  Work is underway to have the well tied into the Columbia high-pressure transmission system by the end of the year.  This was a commitment well and success here upgrades a significant area and increases prospectivity.

Fortuna’s third well, Hepfner, is currently drilling.

Two additional rigs are currently being mobilized, a fourth well is expected to spud in September and another in mid October.  Additional projects underway include the installation of three compressors, all expected to be on stream by year end and the tie-in of the Fortuna Pace well, which should be on stream in early 2004 at a rate of 5 mmcf/d.

Fortuna’s production in July was 67 mmcf/d, with natural gas prices averaging C$9.81/mcf this year. Fortuna plans to spend US$46 million in the area in 2003, drilling eight wells. Continued drilling success should lead to production growth in 2004.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including business plans for drilling and production and the estimated amounts and timing of capital expenditures. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s Annual Report under the headings “Management’s Discussion and Analysis – Liquidity and Capital Resources”, “- Risks and Uncertainties” and “- Outlook”, as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

20/2003